Exhibit (a)(2)

Recommendation to Reject the Unsolicited Offer Made to Your Clients to Sell Shares to Comrit Investments 1, L.P. (Comrit) for $12.51 per share

In the near future, your clients may receive correspondence from Comrit related to an unsolicited and opportunistic tender offer to purchase their shares of common stock of Inland Real Estate Income Trust, Inc. (Inland Income Trust) at a price equal to $12.51 per share. This price is below both Inland Income Trust’s published estimated per-share net asset value of $20.20 and recent secondary market trading prices as high as $18.00 per share cited by Comrit. Comrit is a foreign partnership based in the Middle East and is not affiliated with Inland Income Trust.

The board of directors of Inland Income Trust unanimously recommends that your clients REJECT the offer, as we believe that this offer is an attempt to profit at your client’s expense. For example, Comrit is offering no additional compensation to our stockholders who recently sold their shares to Comrit for $11.18 per share, even though Comrit notified us only a few days after acquiring shares from stockholders at the $11.18 price that Comrit intended to offer a higher price of $14.02 to acquire additional shares.

We have sent a letter to Company stockholders to notify them of this offer, along with detailed directions on how to reject. Should you or your clients have any questions on the matter, please refer to the Frequently Asked Questions (FAQs) linked below or reach out to your Inland Wholesaler.

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For Institutional Use Only. Not for distribution to the public. This is neither an offer to sell nor a solicitation of an offer to buy any security.

The Inland name and logo are registered trademarks being used under license.

Inland Real Estate Income Trust, Inc., 2901 Butterfield Road, Oak Brook, IL 60523

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Important Information Regarding the Comrit Tender Offer

for Inland Income Trust Shares

Q1:	What have my client(s) received from Comrit?

A: Your client(s) have received or may soon receive an unsolicited and opportunistic tender offer from Comrit Investments 1, L.P. (Comrit) to purchase up to 1,850,000 shares of common stock of Inland Real Estate Income Trust, Inc. (Inland Income Trust) at a price that appears to be $12.51 per share. See the answer to question two (Q2) below for statements made by Comrit in its offer materials that indicate Comrit may be offering, or at least considered and took steps to offer, $14.02 per share.

Q2:	What is Inland’s response to the offer?

A: Inland Income Trust’s Board of Directors (the “Board”) has carefully reviewed the terms of Comrit’s tender offer and unanimously recommends that your client(s) reject this unsolicited offer and not tender their shares of common stock. The Board has made its recommendation based in part on the following:

•	The offer price is significantly less than the current published estimated per-share NAV of $20.20 (as of 12/31/21), and in Comrit’s offer materials filed with the SEC, Comrit reported secondary market trading prices ranging from $16.33 to $18.00 per share for Inland Income Trust common stock for the period between June 27, 2022 and September 27, 2022, which prices are significantly higher than Comrit’s offer price of $12.51.[1]
•	Comrit acknowledges that in establishing the purchase price of $12.51 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with Comrit’s objectives.
•	Comrit states that it has not retained any independent person to evaluate or render any opinion with respect to the fairness of its offer price and that Comrit is making no representation as to the fairness of its offer price to an Inland Income Trust stockholder.
•	Comrit previously stated in a notice to our Board that it intended to offer stockholders $14.02 per share before sending a subsequent communication indicating an expected offer price of $12.51 per share.
•	The offer materials filed by Comrit with the U.S. Securities and Exchange Commission (SEC) contain several statements that indicate Comrit is either offering $14.02 per share or had at least taken the step of preparing documents to offer $14.02 per share before deciding to lower its offer price by 11% down to $12.51 per share.[2]
•	If your client(s) sell, they will no longer have any rights with respect to the shares that they sell, including any ability to sell in a future offer and any appreciation in the value of the common stock or distributions paid, if any.
•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Comrit.

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[1] As of October 31, 2022, CTT Auctions has reported two trades of our common stock subsequent to the period cited by Comrit at $16.01 and $15.59 per share, on October 26, 2022, and October 27, 2022, respectively.

[2] Comrit confusingly states in several places in its current offer materials filed with the SEC that $25,937,000 would be required to purchase the 1,850,000 shares Comrit is seeking to acquire, which translates to the higher price of $14.02 per share. Inland Income Trust is only making a recommendation to its stockholders regarding an offer price of $12.51 per share at the time at which Comrit’s offer is being made. Inland Income Trust is not making any recommendation regarding any other offer price or any future offers that Comrit might make.

Q3:	How did Comrit determine the amount of its offer?

A: Comrit states in its tender offer documents that in determining the amount of its offer, they analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the shares and the resulting lack of liquidity of an investment in Inland Investments; (ii) the estimated value of Inland Income Trust’s real estate assets; (iii) the costs associated with acquiring the shares; and (iv) their objective to profit from the offer.

In establishing the offer price of $12.51 per Share, Comrit states that it is motivated to establish the lowest price which might be acceptable to shareholders consistent with its objectives.

Q4:	What happens if my client(s) tender their shares?

A: If your client(s) tender their shares to Comrit, they will no longer be shareholders of Inland Income Trust. In addition, your client(s) will give up the right to sell in any future tender offer by Comrit or any other purchaser (if any) and the right to any distributions paid after the expiration date of the tender offer, regardless of when payment for the shares is made.

Q5:	If my client(s) have already tendered shares, are they able to withdraw their tender?

A: Yes, for a limited period of time. Shareholders who tender their shares in response to the offer have the right to withdraw their tendered shares at any time prior to the expiration date, which is currently 11:59 p.m. Eastern Time on December 29, 2022. Tenders of shares also may be withdrawn during the period in which the offer is open. Additionally, Comrit states that tenders of shares may be withdrawn at any time after December 30, 2022, which is the date that is sixty (60) days from the date of the offer, including with respect to any tendered shares for which the Comrit has not completed payment by such date.

Q6:	Was my client’s information shared with Comrit?

A: No. Income Trust values the privacy of its shareholders and opted to mail Comrit’s tender offer materials (at Comrit’s expense) instead of sharing client information.

Q7:	What is the current composition of Inland Income Trust’s portfolio?

A: Inland Income Trust’s primarily grocery-anchored necessity based $1.4 billion portfolio comprises 52 retail properties across 24 states, collectively totaling approximately 7.2 million square feet.

Q8:	How can I find out more about the Comrit tender offer?

A: Please visit the SEC’s website at www.sec.gov to review the filings related to Comrit’s tender offer or contact Inland Investor Services at 800-826-8228.